Exhibit 99.3

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Management’s discussion and analysis (“MD&A”) discusses the significant factors affecting the results of operations and financial position of Canadian Satellite Radio Holdings Inc. (“CSR” or the “Company”) for the three and nine months (the “third quarter” and “year-to-date”) ended May 31, 2011. This MD&A should be read in conjunction with the audited consolidated financial statements and related notes thereto included in the Company’s annual report for the year ended August 31, 2010. The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are expressed in Canadian dollars, unless otherwise noted.

On June 21, 2011 Canadian Satellite Radio Inc., (XM Canada) and Sirius Canada Inc. completed the previously announced merger. Readers are cautioned that these financial results and MD&A do not reflect the financial position of the merged entity but instead reflect the financial position of XM Canada only. Sirius Canada Inc. will be required to file its annual financial statements for the year ended November 30, 2010 and its interim financial statements for the periods ending February 28, 2011 and May 31, 2011, twenty days after the closing date.

This MD&A has been prepared as of July 13, 2011 at which time 49,662,135 Class A Subordinate Voting shares and 219,536,535 Class B Voting shares are outstanding.

This MD&A contains the following sections:

Forward-Looking Disclaimer	1
Overview	2
Operating Definitions	4
Results of Operations	11
Liquidity and Capital Resources	26
Off-Balance Sheet Arrangements	29
Arrangements, Relationships and Transactions with Related Parties	29
Critical Accounting Policies and Estimates	31
Recent Accounting Pronouncements and Changes	32
Future Accounting Pronouncements	33
International Financial Reporting Standards	33
Certain Risk Factors	36
Outstanding Share Data and Other Information	37

Forward-Looking Disclaimer

This discussion contains certain information that may constitute forward-looking statements within the meaning of securities laws.  These statements relate to future events or future performance and reflect management’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of the Company on a consolidated basis.  In some cases, forward-looking statements can be identified by terminology such as “may”, “would”, “could”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s objectives, plans and goals, including future operating results, economic performance and subscriber recruitment efforts involve forward-looking statements.  A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements.

Although the forward-looking statements contained in this discussion are based on what management of the Company considers are reasonable assumptions based on information currently available to it, there can be no assurance that actual events, performance or results will be consistent with these forward-

looking statements, and management’s assumptions may prove to be incorrect.   Our financial projections are based on estimates regarding expected future costs and expected revenue, which are fully described in this MD&A. Other than as required by applicable Canadian securities law, the Company does not update or revise any forward-looking statements to reflect new information, future events or otherwise.  These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from expectations.  These include but are not limited to the risk factors included in this MD&A (including those listed under the heading “Certain Risk Factors”) in addition to the risks itemized in our Annual Report in Form 20-F (“Form 20-F”) for the fiscal year ended August 31, 2010.  Readers are advised to review these risk factors for a detailed discussion of the risks and uncertainties affecting the Company’s business.  Readers should not place undue reliance on forward-looking statements.

Overview

Our Business

Our vision is to be the leading premium digital audio entertainment and information service provider in Canada. Our strategy is founded on the principles of acquiring subscribers in the near and long-term in the most cost effective manner.

Satellite Radio offers 120 - 130 channels, including commercial-free music as well as news, talk, sports and children’s programming, and over 12 Canadian channels designed and developed from studios in Toronto, Ontario and Québec City, Québec. We continue to leverage our unique programming assets, such as our exclusive broadcasting agreement with the National Hockey League (“NHL”) and our NHL Home Ice channel.

Our target market in Canada includes more than 25 million registered vehicles on the road, an estimated 1.56 million new vehicles forecasted to be sold in calendar year 2011 and more than 12 million households. We are the leader in digital audio entertainment distribution and information delivered via satellite to new vehicles sold in Canada. The Satellite radio service is available as standard equipment or as a factory-installed option in more than 50% of new vehicles to be sold in model year 2011. XM radios are available under Pioneer, Audiovox and other brand names at national consumer electronics retailers such as Best Buy, Future Shop, Canadian Tire, WalMart Canada and other national and regional retailers.

The Company is focused on achieving positive operating income as quickly as possible by maximizing our revenues through subscriptions, advertising and other ancillary opportunities as well as maintaining effective cost controls, managing subscriber acquisition costs and by creating a long-term customer base through quality service. We believe that a premium service will attract a premium customer.

Highlights for the Fiscal Year 2011

Corporate and Business Highlights

On November 24, 2010, the Company publicly announced it entered into a definitive agreement to combine operations with Sirius Canada Inc. (“Sirius Canada”), (the “transaction” or the “merger”). Under the terms of the agreement, Sirius Canada shareholders are expected to be issued treasury shares of CSR representing a 58.0 per cent equity interest in CSR immediately following the closing of the transaction. As CSR has a cash balance (which includes cash and cash equivalents and restricted investments) of less than $9 million at the closing of the transaction, each of the Vendors shall receive non-interest bearing promissory notes in the aggregate for the difference between the actual cash balance and $9 million.

As part of the announcement on November 24, 2010, CSR also announced its intention to exchange its outstanding unsecured senior notes with a face value of US$69.8 million for new unsecured senior notes of CSR with different terms. At June 21, 2011 holders representing $US68.8 million or 98.7% of the Senior notes have tendered their notes in the exchange offer for the newly issued 9.75% Senior notes (new notes) due 2018. The Company obtained the consent from holders of the Senior notes to proposed amendments which eliminated the Company’s obligation to comply with substantially all the financial covenants contained in the Senior note indenture. By tendering their notes, the holders of the Senior notes are deemed to have consented to the amendments. As of June 21, 2011 there was US$0.9 million of 12.75% Senior notes due 2014 that remained outstanding.

During the quarter ended May 31, 2011, as a condition of the merger, the Company conducted an offering of new notes in the amount of $62 million. These notes are identical to the exchange offer noted above. On June 21, 2011, the offering of the new notes was closed; the same date as both the exchange offering and the merger. The issuance of the new notes under the exchange offering and the offering of the new notes was contingent on the closing of the merger. The note holders were entitled to a commitment fee of 0.5% of the principal of the notes for each month prior to the merger closing to a maximum of 1.5% of the principal of the notes. During the quarter ended May 31, 2011, a commitment fee of $0.6 million was paid to the note holders and this expense is included in interest expense on the consolidated statement of operations and deficit. The agents are entitled to a fee equal to 3% of the proceeds that will be deducted from the proceeds of the offering. As of May 31, 2011, the costs incurred with the offering of the new notes were $1.0 million and is included in long term prepaid expenses in the consolidated balance sheet. Subsequent to the completing of the merger and refinancing, with the proceeds of the offering, the Company intends to fully repay the XM credit facility and the Subordinated promissory notes I and II.

On February 17th, 2011, the Company obtained shareholder approval of the proposed transaction at its annual and special shareholder meeting.

On February 23rd, 2011, the Competition Bureau issued a No-Action Letter and announced that it does not intend to make an application to the Competition Tribunal to challenge the proposed acquisition of Sirius Canada Inc. by Canadian Satellite Radio Holdings Inc. under the merger provisions of the Competition Act.

On April 11th, 2011, the Canadian Radio-television and Telecommunications Commission (CRTC) issued its ruling authorizing approval of a transaction that will result in CSR owning 100% of both of Canada’s two satellite radio businesses, XM Canada and Sirius Canada which are both licensed under the Broadcasting Act. The ruling follows CRTC hearings on March 7 and 8 in which shareholders and management of both CSR and Sirius Canada participated, as well as presentations by other broadcasting industry stakeholders. The CRTC also extended the broadcasting licences of Sirius and CSR for one year ending August 31, 2012.

On June 21st, 2011, XM Canada and Sirius Canada Inc., completed the business combination announced in November 2010. Operating as SiriusXM Canada, the combined entity will have more than 1.9 million subscribers and form one of the country’s leading media and entertainment companies.   The Company’s stock will continue to be traded on the Toronto Stock Exchange under the symbol “XSR”. The following table represents current ownership structure of the Company as at July 13, 2011.

Shareholder	Class A	Class B	Voting	Equity	Total Equity
CSRI Inc.	698,655	81,428,133	30.5%	22.7%	27,841,366
SXM	36,325,944	30,967,680	25.0%	38.0%	46,648,504
CBC	-	53,570,361	19.9%	14.5%	17,856,787
Slaight	-	53,570,361	19.9%	14.5%	17,856,787
Other	12,637,536		4.7%	10.3%	12,637,536
Total	49,662,135	219,536,535	100.0%	100.0%	122,840,980

Financial Highlights for the three months ended May 31, 2011

The following are highlights for the three months ended May 31, 2011 (compared to the three months ended May 31, 2010) for XM Canada only:

•	Revenue increased by 18.7% to $16.8 million from $14.1 million;

•	ARPU increased by $0.79 or 7.0% to $11.97 from $11.18, marking the 4th consecutive quarter of ARPU improvement;

•
EBITDA, excluding merger costs of $2.5 million improved by 56.4% to  ($1.6 million) from ($3.8 million); including merger costs of $2.5 million, EBITDA decreased by 10.8% or $0.4 million to ($4.2 million) from ($ 3.8 million) in the third quarters of 2011 and 2010 respectively;

•
Pre-Marketing Adjusted Operating Profit excluding merger costs improved 263.7% to $4.2 million from $1.2 million; including merger costs Pre-Marketing Adjusted Operating Profit increased 47.1% to $1.7 million from $1.2 million;

•	Self-Paying Subscribers increased 10.4% to 457,800 from 414,500;

•	Deferred Revenue increased by $0.8 million for the quarter.

Operating Definitions

(a)
Adjusted Operating Profit (Loss): defined as Loss before the undernoted adjusted for amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of our core business operating results and improves comparability. We believe that Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by management to measure the operating performance of our business.  While amortization and stock-based compensation are considered operating costs under GAAP, these expenses primarily represent the current period allocation of non-cash costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by the parent company are non-cash costs related to the license application process and are not related to ongoing operations of the business. Adjusted Operating Profit (Loss) is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Profit (Loss) may not be comparable to similarly titled measures of other companies. Adjusted Operating Profit (Loss) does not purport to represent operating profit (loss) or cash flow from operating activities, as those terms are defined under GAAP, and should not be considered as an alternative to those measurements as an indicator of our performance. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Consolidated Statement of Operations and Deficit.

(b)
Average Monthly Subscription Revenue Per Subscriber (ARPU): derived from the total of earned subscription revenue (net of promotions and rebates) and the Music Royalty Fee, divided by the monthly weighted average number of Self-Paying Subscribers for the period reported.  ARPU is a measure of operational performance and not a measure of financial performance under GAAP.  We believe ARPU is a useful measure of our operating performance and is a significant basis used by management to measure the operating performance of our business. This non-GAAP measure, which uses certain revenue line items from our Statement of Operations and Deficit, should be used in addition to, but not as a substitute for, the analysis provided in the Consolidated Statement of Operations and Deficit. ARPU may fluctuate based on promotions, changes in our subscription rates, as well as the adoption rate of annual and multi-year prepayment plans, multi-radio discount plans (such as the family plan), commercial plans and premium services.

(c)
Cost Per Gross Addition (CPGA): includes the amounts in SAC, as well as advertising and marketing, which includes advertising, media and other discretionary marketing expenses.  CPGA costs do not include the costs of marketing staff.  CPGA is a measure of operational performance and not a measure of financial performance under GAAP. We believe CPGA is a useful measure of our operating performance and is a significant basis used by management to measure the operating performance of our business. This non-GAAP measure, which uses certain expense line items from our Consolidated Statement of Operations and Deficit, should be used in addition to, but not as a substitute for, the analysis provided in our financial statements. CPGA is primarily captured by the combination of subsidies & distribution, advertising & marketing, plus the negative margins from equipment sales.  These costs are divided by the number of Self-Paying Subscriber gross additions for the period to calculate average CPGA.

(d)	EBITDA: defined as earnings before interest, taxes, depreciation & amortization, revaluation of derivative and foreign exchange gains and losses.

(e)	EBITDA excluding merger costs: defined as earnings before interest, taxes, depreciation & amortization, revaluation of derivative, foreign exchange gains and losses and any merger costs.

(f)	Free Cash Flow: means cash provided before financing activities on the Company’s Consolidated Statement of Cash Flows.

(g)
OEM: refers to original equipment manufacturer. OEM, as it relates to Company’s satellite radio business, includes automotive manufactured vehicles with which the Company has a contractual agreement in place to factory install satellite radio in the particular vehicles.

(h)	OEM Promotional Subscribers:

(i)	Subscribers in the automotive original equipment manufacturer (“OEM”) trial period (generally a three-month period) where none of the trial is paid for by automakers; and

(ii)
All subscribers in the OEM post-trial period. The OEM post-trial period is the three-month period following the OEM trial period where we continue to attempt to convert OEM Promotional Subscribers into Self-Paying Subscribers.

(i)	Other Paying Subscribers:

(i)	subscribers currently in an OEM trial period and vehicles factory-activated with the XM service, whereby automakers have agreed to pay for all or a portion of the trial period service; and

(ii)
Subscribers who are accessing a portion of our programming through other subscription services that we are partnered with such as wireless (“Partnership Subscribers”). With respect to Partnership Subscribers, in exchange for providing the programming, we receive a portion of the monthly revenue collected by our partners, on a per subscriber basis. Other Paying Subscribers, including Partnership Subscribers, OEM Promotional Subscribers and Rental Car Subscribers are not included in our reporting of Subscription Revenue, ARPU, CPGA and SAC (defined below). Revenue generated from Other Paying Subscribers contributes to other revenue in our results from operations.

(j)
Pre-Marketing Adjusted Operating Profit (Loss): calculated by adding back total marketing expenses to Adjusted Operating Profit (Loss) (as defined in (i) above). We believe Pre-Marketing Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.  This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in our Consolidated Statement of Operations and Deficit.

(k)	Rental Car Subscriber: rental cars installed with XM satellite radio service for which the Company receives compensation.

(l)
Self-Paying Subscribers: subscribers who are receiving and have paid or agreed to pay for our satellite radio service or our standalone internet radio or mobile radio service by credit card, prepaid card or invoice. Radio receivers that are revenue generating are counted individually as Self-Paying Subscribers.  Subscribers who have paid or agreed to pay for our internet radio or mobile radio service as an addition to their existing satellite radio service are counted as a single subscriber.

(m)
Subscriber Acquisition Costs (SAC): includes subsidies and distribution costs and net costs related to equipment sold directly to the consumer. Subscriber acquisition costs are divided by Self-Paying Subscriber gross additions for the period to calculate SAC. SAC is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. Management believes SAC is a useful measure of the operating performance of the business. This non-GAAP measure, which uses certain expense line items from our Statement of Operations and Deficit, should be used in addition to, but not as a substitute for, the analysis provided in the Consolidated Statement of Operations and Deficit. In our financial statements, most of our subscriber acquisition costs are captured in marketing.

(n)
Subscription Revenue: consists primarily of monthly subscription fees for our satellite radio service charged to consumers, commercial establishments and fleets and is recognized as the service is provided.  Promotions and discounts are treated as a reduction to revenue over the term of the plan purchased by the subscriber.  Subscription revenue growth is predominantly driven by growth in our subscriber base but is also affected by fluctuations in the percentage of subscribers in our various discount plans as well as changes in our subscription rates.

(o)	Q1: means first quarter.

(p)	Q2: means second quarter.

(q)	Q3: means third quarter.

(r)	Q4: means fourth quarter

(s)	Vendors: means CBC/Radio-Canada, Slaight Communications and Sirius XM Radio Inc.

Selected Financial Information

The following selected financial information has been derived from our unaudited consolidated financial statements and should be read in conjunction with our unaudited consolidated financial statements and related notes thereto.

	Third quarter		Year to date

	2011	2010	2011	2010
REVENUE
Subscription	16,081,660	13,523,908	45,994,458	39,746,849
Activation	186,598	209,395	574,256	664,261
Equipment sales	263,760	158,425	659,453	500,983
Advertising and Other Revenue	265,206	253,454	761,253	837,262
Total Revenues	16,797,224	14,145,182	47,989,420	41,749,355

OPERATING EXPENSES
Cost of Revenue
Revenue share and royalties	5,096,863	4,770,211	15,241,515	12,192,098
Customer care & billing operations	1,068,768	1,082,622	3,162,028	3,340,636
Cost of merchandise	434,715	310,479	1,184,757	1,003,788
Broadcast and operations	358,100	393,443	1,116,921	1,134,616
Programming and content	2,150,546	2,237,610	5,912,210	6,111,035
Total Cost of Revenue	9,108,992	8,794,365	26,617,431	23,782,173

Gain on reversal of Part II license fee	-	-	-	(1,186,832)
General and administrative	3,443,624	4,050,605	10,180,139	13,655,443
Stock based compensation	26,522	547,308	89,564	1,862,910
Merger Costs	2,527,926	-	5,334,054	-

Marketing
Support	811,528	856,054	2,399,437	2,491,307
Subsidies and distribution	2,090,992	1,646,341	5,435,494	4,255,635
Advertising and marketing	2,957,292	2,012,902	7,278,056	5,963,490
Total Marketing	5,859,812	4,515,297	15,112,987	12,710,432

Amortization	5,627,265	6,189,262	17,620,495	18,558,586
Total operating expenses	26,594,141	24,096,837	74,954,670	69,382,712

Loss before the undernoted	(9,796,917)	(9,951,655)	(26,965,250)	(27,633,357)
Interest income	(10,515)	(4,522)	(38,012)	(40,442)
Interest expense	5,539,368	6,151,330	15,501,736	14,839,470
Revaluation of derivative	(32,759)	-	(131,622)	-
Gain on debt repurchase	-	-	-	(7,076,232)
Foreign exchange gain(loss)	(14,462)	(1,002,988)	(7,546,054)	(4,427,108)

Net loss for the period	(15,278,549)	(15,095,475)	(34,751,298)	(30,929,045)

Revenue increased by 6.3% in the third quarter of 2011 compared to the second quarter of 2011 and grew by 18.7% compared to the third quarter of 2010. The year-over-year and sequential quarter increases were driven by growth in our Paying Subscribers as well as an increase in ARPU.

The following is a reconciliation of profit (loss) before the undernoted to Adjusted Operating Profit (Loss)

	FISCAL YEAR 2011
In ($000’s)	Q1	Q2	Q3	Q4

Profit (loss) before the undernoted	(8,482)	(8,687)	(9,797)

Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	6,205	5,789	5,627
EBITDA	(2,277)	(2,898)	(4,170)
Merger costs	812	1,995	2,528
EBITDA (Excluding merger costs)	(1,466)	(903)	(1,642)

EBITDA	(2,277)	(2,898)	(4,170)
Stock-based compensation	40	23	27
Adjusted Operating Profit (Loss)	(2,237)	(2,875)	(4,143)
Add total marketing	4,904	4,349	5,860
Pre-Marketing Adjusted Operating Profit	2,667	1,474	1,717

	FISCAL YEAR 2010
In ($000’s)	Q1	Q2	Q3	Q4

Profit (loss) before the undernoted	(7,820)	(9,861)	(9,951)	(7,084)

Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	6,002	6,367	6,189	6,206
EBITDA	(1,818)	(3,494)	(3,762)	(878)
Stock-based compensation	745	571	547	225
Costs paid by parent company	66	67	(133)	-

Adjusted Operating Profit (Loss)	(1,007)	(2,856)	(3,348)	(653)
Add total marketing	3,660	4,535	4,515	4,448
Pre-Marketing Adjusted Operating Profit	2,653	1,679	1,167	3,795

	FISCAL YEAR 2009 (RESTATED)
($000’s)	Q1	Q2	Q3	Q4

Profit (loss) before the undernoted	(9,607)	(12,232)	(10,003)	(9,949)

Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	6,085	6,134	6,157	6,167
EBITDA	(3,522)	(6,098)	(3,846)	(3,782)
Stock-based compensation	690	611	597	593
Costs paid by parent company	60	61	63	64

Adjusted Operating Profit (Loss)	(2,772)	(5,426)	(3,186)	(3,125)
Add total marketing	5,731	6,262	5,616	4,510
Pre-Marketing Adjusted Operating Profit	2,959	836	2,430	1,385

Note: Comparative quarterly results for 2009 have been restated to reflect the Company’s adoption of CICA 3064.

	FISCAL YEAR ENDED AUGUST 31,
($000’s)	2010	2009	2008
		RESTATED	RESTATED
Profit (loss) before the undernoted	(34,717)	(41,791)	(56,708)

Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	24,764	24,543	23,968
EBITDA	(9,953)	(17,248)	(32,740)
Stock-based compensation	2,088	2,492	3,388
Costs paid by parent company	-	248	225

Adjusted Operating Profit (Loss)	(7,865)	(14,508)	(29,127)
Add total marketing	17,159	22,119	26,406
Pre-Marketing Adjusted Operating Profit (Loss)	9,294	7,611	(2,721)

The following is a summary of quarterly results for past fiscal quarters.

	FISCAL YEAR 2011
(In $000’s except for per share data)	Q1	Q2	Q3	Q4

Total revenue	15,389	15,803	16,797
Net loss	(10,152)	(9,320)	(15,279)
Net loss per basic and fully diluted share	(0.20)	(0.18)	(0.30)

	FISCAL YEAR 2010
(In $000’s except for per share data)	Q1	Q2	Q3	Q4

Total revenue	13,672	13,932	14,145	14,862
Net loss	(1,667)	(14,167)	(15,095)	(13,806)
Net loss per basic and fully diluted share	(0.03)	(0.28)	(0.29)	(0.27)

	FISCAL YEAR 2009
(In $000’s except for per share data)	Q1	Q2	Q3	Q4
	Restated	Restated	Restated	Restated

Total revenue	12,457	12,780	13,476	13,741
Net income (loss)	(31,695)	(21,016)	24,114	(14,451)
Net income (loss) per basic share	(0.66)	(0.43)	0.49	(0.27)
Net income (loss) per fully diluted share	(0.66)	(0.43)	0.48	(0.27)

Results of Operations

The following table is a summary of the key financial and operating metrics that the Company uses to help measure the success of operations. Please refer to the previous section Operating Definitions for an overview of the metrics noted below.

	Third Quarter Ended		Second Quarter Ended
	May 31,	May 31,	Feb 28,	Feb 28,
	2011	2010	2011	2010
Financial Metrics ($000s)
Revenue	16,797	14,145	15,803	13,932
Adjusted Operating Profit (Loss)	(4,143)	(3,348)	(2,875)	(2,856)
EBITDA	(4,170)	(3,762)	(2,898)	(3,494)
EBITDA (Excl. merger costs)	(1,642)	(3,762)	(903)	(3,494)

Operating Metrics
Total Subscribers	661,200	562,900	626,700	539,600
Self-Paying Subscribers	457,800	414,500	447,600	402,900
ARPU	$11.97	$11.18	$11.44	$11.14
SAC	62	52	45	43
CPGA	144	112	103	107

Subscribers

As at May 31, 2011, we had total subscribers of 661,200, representing 571,200 Paying Subscribers and 90,000 OEM Promotional Subscribers. Included in the 571,200 Paying Subscribers, which are the primary source of the Company’s revenue, are 457,800 Self-Paying Subscribers and 113,400 Other Paying Subscribers. Self-Paying Subscribers increased 10% versus the third quarter of 2010, driven largely by growth in OEM net additions. Other Paying Subscribers increased 32% versus the third quarter of 2010 due to a 49% increase in customers on trial subscriptions offset by a 47% decline in wireless subscribers.

ARPU

ARPU was $11.97 and $11.18 for the third quarters of 2011 and 2010 respectively. ARPU increased by 7.0% in the third quarter of 2011 compared to the third quarter of 2010 due primarily to the Music Royalty Fee which was introduced in May 2010 offset by:

(i)	an increase in automotive Self-Paying Subscribers which have a lower ARPU; and

(ii)	an increase in subscribers committing to multi-year plans as a result of promotional discounts

ARPU is below the basic service price due to promotions offered to new OEM Self-Paying Subscribers, family plan subscribers and discounted multi-year plans that provide the Company with a significant working capital benefit. As the Company continues to grow the business it is anticipated that ARPU may fluctuate due to multi-year plans and promotional discounts offered to attract and retain its Self-Paying Subscriber base. The Company expects that ARPU will continue to increase into the fourth quarter of 2011 as the Music Royalty Fee is introduced to a larger portion of the Company’s customer base and through initiatives to optimize ARPU.

Deferred Revenue (Short-Term and Long-Term) on Balance Sheet
($ millions)

The amount of deferred revenue on the Company’s balance sheet includes cash received on the purchase of service plans and activation fees, which are amortized over 40 months. The majority of the balance is from the prepayment of service plans. Discounted service plans to incent long-term prepayment are a contributing factor towards achieving positive working capital for the future, assuming self-paying subscribers continue to increase.

The short-term and long-term deferred revenue balance on the Company’s balance sheet increased by $0.8 million during the quarter and has increased by $7.0 million over the past 12 months. This increase is attributable to: (i) a marginal increase in the number of months that customers typically prepay for service; and (ii) the Company’s growing subscriber base. The Company expects this trend in deferred revenue to continue to increase, however, the pace of growth ultimately depends on the pace of Self-Paying Subscriber growth as well as how aggressively the Company attempts to migrate customers to longer-term plans.

Revenue

Revenue includes Subscription Revenue (including Music Royalty Fees), activation fees, sale of merchandise through direct fulfillment channels, advertising revenue from Canadian-produced channels and other revenue from partnership subscribers.

($ millions)

•
Third quarter: Revenue increased by $2.7 million, or 18.7%, to $16.8 million from $14.1 million for the third quarters of 2011 and 2010, respectively. The increase was attributable to the Company’s growing subscriber base as well as an increase in ARPU to $11.97 from $11.18 over the same period.

•
Year-to-date: On a year-to-date basis, revenue increased by $6.2 million or 14.9% to $48.0 million in 2011 from $41.7 million in 2010. The increase in revenues is attributable to the Company’s growing subscriber base as well as an increase in ARPU.

Cost of Revenue

Cost of revenue increased by $0.3 million to $9.1 million in the third quarter of 2011 from $8.8 million in the third quarter of 2010.  On a year to date basis, cost of revenue increased by $2.8 million or 11.9% to $26.6 million in 2011 from $23.8 million in 2010. The reasons for the increase in cost of revenue are discussed below. Cost of revenue is comprised of the following:

Revenue share & royalties - Revenue share & royalties includes Canadian Radio-television Telecommunications Commission (“CRTC”) fees, Canadian talent development fees, performance rights obligations to composers, artists, and copyright owners for public performances of their creative works broadcast on the Company’s satellite radio service, residual commissions paid to distribution partners and fees paid to Sirius XM, including a 15% monthly royalty on all subscriber revenue.

•
Third quarter: Revenue share & royalties increased by $0.3 million or 6.8%, to $5.1 million from $4.8 million for the third quarters of 2011 and 2010, respectively. Revenue share & royalties increased in the third quarter of 2011 compared to the third quarter of 2010 due to higher revenues over the comparative period last year.

•
Year-to-date: On a year-to-date basis, revenue share & royalties increased by $3.0 million or 25.0% to $15.2 million in 2011 from $12.2 million in 2010 due to increased payments to an automotive partner and higher revenues year over year.

Customer care & billing operations - Customer care & billing operations consist primarily of personnel and related costs associated with the ongoing operations of a call centre to activate and invoice satellite radio subscribers. The Company operates onshore and offshore customer support centers through third party vendors and the objective is to continue to find the optimum blend of on and offshore volume allocation in order to maximize cost efficiencies. The Company has reduced costs in this area and will continue to seek further cost reduction opportunities.

•
Third quarter: Customer care & billing operations costs remained unchanged at $1.1 million for the third quarters of 2011 and 2010. Customer care & billing operations costs are primarily driven by the volume derived from the Company’s growing subscriber base. Customer care & billing operations costs remained flat despite higher call volume due to lower internal labor costs.

•
Year-to-date: On a year-to-date basis, customer care & billing operations costs, decreased by $0.2 million or 5.3% to $3.2 million in 2011 from $3.3 million in 2010. While these costs are driven by the volume derived from our growing subscriber base, costs decreased due to lower internal labor costs compared to last year.

Cost of merchandise - The Company sells merchandise under normal business terms directly to employees, friends and family, existing subscribers who purchase additional radios, and to commercial accounts through our direct fulfillment channel.  Cost of merchandise consists primarily of the cost of radios and accessories and related fulfillment costs associated with the direct sale of this merchandise.

•
Third quarter: Cost of merchandise increased by $0.1 million or 40.0% to $0.4 million from $0.3 million for the third quarters of 2011 and 2010, respectively. These costs are primarily driven by the volume and levels of discounts on radio sales, which are mostly affected by promotional programs and commercial accounts. Cost of merchandise increased during the current period compared to the same period in the prior year due to a change in product mix and higher volumes in the current period compared to the third quarter of 2010.

•
Year-to-date: Cost of merchandise increased by $0.2 million or 18.0% to $1.2 million in 2011 from $1.0 million in 2010 due to a shift in product mix for radios sold through the direct channel as there are higher costs associated with selling some newer model radios. Costs of merchandise also increased due to higher volume of radios sold in the current period compared to same period last year.

Broadcast & operations - Broadcast & operations includes costs associated with operating our terrestrial repeater network, the management and maintenance of systems and facilities as well as information technology expense related to the Company’s studios.  Specifically, broadcast expenses include costs associated with the management and maintenance of the systems, software, hardware, production and performance studios used in the creation and distribution of Canadian-produced channels.  Operations expenses include operating costs of facilities and terrestrial repeater network and information technology expenses related to the broadcast facilities.

•
Third quarter: Broadcast & operations expenses remained flat at $0.4 million for the third quarters of 2011 and 2010, respectively. Broadcast and operations expenses may fluctuate from quarter to quarter depending on the timing of maintenance and repairs on the Company’s broadcast repeaters.

•	Year-to-date: On a year-to-date basis, broadcast and operations expenses remained flat at $1.1 million in third quarters of 2011 and 2010.

Programming & content - Programming & content expenses include the creative, production and licensing costs for live NHL programming associated with the Company’s Canadian-produced channels, which includes third party content acquisition that are driven by programming initiatives.  The Company views programming & content as a cost of attracting and retaining subscribers. The NHL License Agreement was launched on XM in November 2005 and is amortized over the NHL season, which runs for a nine month period beginning in October of each year.

~~•~~
Third quarter: Programming & content expenses decreased by $0.1 million or 3.9%, to $2.1 million in third quarter of 2011 from $2.2 million in same quarter of 2010. The decrease is related to lower costs associated with NHL programming as the Canadian dollar relative to the US dollar was stronger in the third quarter of 2011 compared to the third quarter of 2010.

•
Year-to-date: On a year-to-date basis, programming & content expenses decreased $0.2 million or 3.3%, to $5.9 million in 2011 from $6.1 million in 2010. The decrease in programming costs is a result of lower costs to satisfy NHL obligations compared to the same period prior year as the Canadian dollar strengthened against the US dollar during 2011 compared to the same period in 2010.

Marketing Expenses

Marketing expenses increased by $1.3 million or 29.8%, to $5.9 million from $4.5 million for the third quarters of 2011 and 2010, respectively. The increase in marketing expenses is due to higher spending on general marketing for radio and internet advertising. Marketing costs consist of the direct cost to acquire a subscriber, including subsidies to drive hardware price points and distribution commissions, as well as discretionary costs consisting of advertising and brand development and promotion of our service. On a year-to-date basis, marketing expenses increased by $2.4 million or 18.9% to $15.1 million from $12.7 million for 2011 and 2010, respectively. The increase in marketing expenses is driven by higher spending on subsidies & distribution costs in the automotive channel and by higher spending on general marketing for radio and internet advertising. Please see below for further details on year-over-year changes.

Marketing support - Marketing support includes staffing directly associated with selling radio receivers through our distribution channels, converting OEM trial customers into Self-Paying Subscribers, and marketing the XM brand.

•
Third quarter: Marketing support costs decreased marginally by $0.1 million or 5.2% to $0.8 million for the third quarter of 2011 from $0.9 million in the third quarter of 2010. The decrease is due to lower labour costs in 2011 compared to the same quarter of 2010.

•
Year-to-date: On a year-to-date basis, marketing support costs decreased by $0.1 million or 3.7% to $2.4 million in 2011 from $2.5 million in 2010 due to lower labour costs in the current year compared to the same period last year.

Subsidies & distribution - These direct costs include the subsidization of radios, commissions paid with respect to the sale and activation of radios, and certain promotional costs.

•
Third quarter: Subsidies & distribution costs increased by $0.5 million, or 27.0%, to $2.1 million from $1.6 million for the third quarters of 2011 and 2010, respectively. Subsidies & distribution expenses increased primarily due to higher costs in the OEM channel offset by lower costs in the Retail channel. Costs increased in the OEM channel due to higher commission and loyalty payments arising from higher vehicle installations and sales volume in the current period compared to the same period last year. However, costs decreased in the Retail channel as a result of lower volume of radios sold resulting in lower subsidy and commission payments.

•
Year-to-date: On a year-to-date basis Subsidies & distribution costs increased $1.2 million, or 27.7%, to $5.4 million in 2011 from $4.3 million in 2010. Subsidies & distribution expenses increased primarily due to higher costs in the OEM channel offset by lower costs in the Retail channel. Costs increased in the OEM channel due to higher commission and loyalty payments in the current period.  Costs decreased in the Retail channel as a result of lower volume of radios sold resulting in lower subsidy and commission payments.

SAC

Per Subscriber Acquisition Costs - SAC was $62 and $52 for the third quarters of 2011 and 2010, respectively.  The increase in SAC is attributable to higher subsidies and distribution costs in the automotive channel.

Advertising & marketing - The Company achieves success in these areas through coordinated marketing campaigns that include retail advertising through various media, co-operative advertising with distribution partners, sponsorships, and ongoing market research. These costs fluctuate based on the timing of these activities.

•
Third quarter: Advertising & marketing increased by $0.9 million or 46.9% to $2.9 million in the third quarter of 2011 from $2.0 million in the comparable quarter in 2010 primarily due to higher payments to a third party for costs incurred for radio and internet advertising. During the third quarter of 2011, the Company booked an additional $0.7 million in one-time costs after a review of its long term contract with a third party.

•
Year-to-date: On a year-to-date basis, advertising & marketing increased $1.3 million, or 22.0%, to $7.3 million in 2011 from $6.0 million in 2010 due to higher variable spending in the automotive channel associated with a higher number of vehicles on trial subscriptions as well as higher spending on radio and internet advertising. As mentioned above, $0.7 million of $1.3 million relates to one time charge realized in the current quarter.

CPGA

Cost Per Gross Addition - CPGA was $144 and $112 for the third quarters of 2011 and 2010, respectively. CPGA increased year-over-year as the Company incurred an additional $0.7 million for costs associated with radio and internet advertising. Excluding this one-time charge, CPGA would have been $124 for the current quarter. While the Company expects that it will be able to continue to maintain a CPGA in the range of $100-$110 on an annual basis as it grows its subscriber base through cost efficient distribution channels, its ultimate success depends on its ability to continue to drive gross subscriber additions.

General & Administrative Expenses

General & administrative- General & administrative expenses primarily include compensation, IT support and processing costs as well as other expenses which include public company costs, office occupancy expenses and other corporate expenses.

•
Third quarter: General & administrative expenses decreased by $0.6 million or 15.0% to $3.4 million in 2011 from $4.0 million in 2010. The main components of  general & administrative expenses are the following:

•	IT support and processing costs decreased by $0.3 million, to $1.3 million in 2011 from $1.6 million in 2010 due to lower costs associated with a third party provider.

•	Other expenses decreased by $0.2 million, to $1.3 million from $1.5 million for the third quarters of 2011 and 2010 due to lower write-offs from disposal of fixed assets in 2011 compared to 2010.

•	Compensation costs decreased by $0.1 million to $0.9 million in 2011 from $1.0 million in 2010 due to lower accrued cost for bonus payable in the current period compared to the same period prior year.

•	Year-to-date: On a year-to-date basis, general & administrative expenses decreased $3.5 million or 25.4%, to $10.2 million in 2011 from $13.7 million in 2010.

•
IT support and processing costs decreased by $0.5 million to $3.7 million in 2011 from $4.2 million in 2010 due to lower costs associated with data processing and communications and lower costs associated with a third party service provider.

•
Other expenses decreased by $2.8 million, to $3.6 million in 2011 from $6.4 million in 2010 due to the absence of bad debt expense in 2011 compared to 2010, lower capital taxes and the absence of loss on disposal of equipment in the current period compared to the same period prior year.

•	Compensation costs decreased by $0.2 million to $2.8 million in 2011 from $3.0 million in 2010 due to lower accrued cost for bonus payable in the current period compared to the same period prior year.

The average cost of general & administrative expenses per Self-Paying Subscriber decreased by $0.77 or 23.3%, to $2.54 from $3.31 for the third quarters of 2011 and 2010, respectively. This decrease is due to a larger average subscriber base during the current period compared to the prior period as well as continued and effective cost management of general and administrative costs.  The Company expects the average general & administrative expense per Self-Paying Subscriber to continue to trend downwards as its subscriber base increases since it does not anticipate any significant increase in general & administrative expenses in the near future.

General & Administrative Expenses per Self-Paying Subscriber

Merger Costs - On a year-to-date basis, merger costs of $5.3 million relate to legal and professional fees, fees to review the proposed agreement and fees paid to members of the board of directors related to a committee of independent directors established to review the transaction. The Chief Executive Officer of the Company is contractually entitled to a payment in the event of termination of his employment upon a change of control and the amount of $1.9 million was accrued during the three months ended May 31, 2011. The Company’s financial advisors received a fee of approximately $1.6 million that was contingent on the completion of the merger. As the merger was completed subsequent to May 31, 2011, this contingent fee has not been accrued. The Executive Chairman is entitled to a payment if the Vendors decide to change the nature of his role in the future. The Company has not accrued for this cost at May 31, 2011 as the events obligating the Company have not occurred.

Stock-based Compensation

Stock-based compensation expenses are related to the issuance of stock options.

•
Third quarter: Stock-based compensation expenses decreased by $0.5 million to less than $0.1 million in 2011 from $0.5 million in 2010 due to lower fair value of options granted in more recent periods and no new options being granted since December 2009.

•
Year-to-date: On a year-to-date basis, stock-based compensation expenses decreased by $1.8 million to less than $0.1 million in 2011 from $1.9 million due to lower fair value of options granted in more recent periods and no new options being granted since December 2009.

Adjusted Operating Profit (Loss)

($ millions)

Adjusted Operating Profit (Loss) - The Company believes that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of its core business operating results and improves comparability.  A more detailed definition and calculation of Adjusted Operating Profit (Loss) is provided in the Operating Definitions section.

•
Third quarter: Adjusted Operating Loss excluding $2.5 million of merger costs incurred during the quarter, improved by $1.7 million to $1.6 million in third quarter of 2011 from $3.3 million in same quarter of 2010. This improvement was due to a $2.7 million increase in revenue offset by $1.3 million increase in marketing costs. Adjusted Operating Loss including merger costs decreased by $0.8 million to $4.1 million in the third quarter of 2011 compared to $3.3 million in the third quarter of 2010.

•
Year-to-date: On a year-to-date basis, Adjusted Operating Loss excluding $5.3 million of merger costs improved by $3.3 million to $3.9 million in 2011 from $7.2 million in 2010 due primarily to a $6.2 million increase in revenue and a $3.5 million reduction in general & administrative expenses offset by a $2.8 million increase in cost of revenue as well as a $2.4 million increase in marketing costs. Adjusted Operating Loss including merger costs increased by $2.0 million, or 28.3% to $9.3 million in 2011 from $7.2 million in 2010.

As we continue to grow our revenue and manage programming, general & administrative and marketing expenses, we expect Adjusted Operating Profit (Loss) to continue to improve on an annual basis.

EBITDA (Excludes merger costs)

EBITDA (excluding merger costs) - The Company intends to use EBITDA and its variants, as included in the Operating Definitions section, to gauge the performance of the business going forward.

•
Third quarter: EBITDA, excluding merger costs, improved by $2.1 million or 56.4% to ($1.6 million) from ($3.8 million) in third quarters of 2011 and 2010. EBITDA, excluding merger costs, improved compared to the same period in the prior year primarily due to a $2.7 million revenue improvement, lower general and administrative costs of approximately $0.6 million offset by higher marketing costs of $1.3 million.

•
Year-to-date: On a year-to-date basis, EBITDA, excluding merger costs, improved by $5.1 million or 55.8% to ($4.0 million) in 2011 from ($9.1 million) in 2010. EBITDA, excluding merger costs, improved year-over-year due to a $6.2 million increase in revenue and a $3.5 million reduction in general & marketing expenses offset by a $2.8 million increase in cost of revenue and a $2.4 million increase in advertising and marketing costs.

Pre-Marketing Adjusted Operating Profit

($ millions)

Pre-Marketing Adjusted Operating Profit (Loss) - We believe Pre-Marketing Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.  To calculate Pre-Marketing Adjusting Operating Profit (Loss), marketing spend is added back to Adjusted Operating Profit. A more detailed definition and calculation of Pre-Marketing Adjusted Operating Profit (Loss) is provided in the Operating Definitions section.

•
Third quarter: Pre-Marketing Adjusted Operating Profit including merger costs increased by $0.5 million or 47.1% to $1.7 million from $1.2 million in the third quarters of 2011 and 2010, respectively.  This quarter is the twelfth consecutive quarter in which we have generated Pre-Marketing Adjusted Operating Profit. Pre-Marketing Adjusted Operating Profit excluding merger costs of $2.5 million improved by $3.1 million to $4.2 million in 2011 from $1.2 million in 2010 primarily due to a $2.7 million revenue improvement, lower general and administrative costs of approximately $0.6 million offset by higher cost of revenue of $0.3 million. As we continue to grow our revenue and manage programming and general & administrative costs, we expect Pre-Marketing Adjusted Operating Profit to continue to improve on an annual basis.

•
Year-to-date: Pre-Marketing Adjusted Operating Profit including merger costs increased by $0.4 million or 6.5% to $5.9 million in 2011 from $5.5 million in 2010. On a year-to-date basis, Pre-Marketing Adjusted Operating Profit excluding merger costs of $5.3 million increased by $5.7 million to $11.2 million in 2011 from $5.5 million in 2010 due to a $6.2 million increase in revenue and a $3.5 million reduction in general & marketing expenses offset by a $2.8 million increase in cost of revenue.

Net Non-Operating Expenses

Interest Expense - Interest expense includes costs associated with the Company’s US$69.8 million ($67.8 million) senior notes (Senior notes), $20 million unsecured subordinated convertible notes (convertible notes), and other interest bearing obligations including the XM credit facility and promissory notes. At June 21, 2011 holders representing $US68.8 million or 98.7% of the Senior notes have tendered their notes in the exchange offer for the newly issued 9.75% Senior notes (new notes) due 2018. The Company obtained the consent from holders of the Senior notes to proposed amendments which eliminated the Company’s obligation to comply with substantially all the financial covenants contained in the Senior note indenture. By tendering their notes, the holders of the Senior notes are deemed to have consented to the amendments. As of June 21, 2011 there was US$0.9 million of 12.75% Senior notes due 2014 that remained outstanding.

During the quarter ended May 31, 2011, as a condition of the merger, the Company has also conducted an offering of new notes in the amount of $62 million. These notes are identical to the new notes above. On June 21, 2011, the offering of the new notes was closed; the same date as both the exchange offering and the merger. The issuance of the new notes under the exchange offering and the offering of the new notes was contingent on the closing of the merger. The note holders were entitled to a commitment fee of 0.5% of the principal of the notes for each month prior to the merger closing to a maximum of 1.5% of the principal of the notes. The refinancing is expected to reduce interest expense going forward.

•
Third quarter: Interest expense decreased by $0.7 million to $5.5 million from $6.2 million for the third quarters of 2011 and 2010, respectively. The decrease in interest expense is due to lower deferred financing charges in the current quarter compared to the same quarter prior year, lower interest costs associated with the Company’s US$69.8 million senior note because of a stronger Canadian dollar in the third quarter of 2011 compared to the third quarter of 2010 offset by higher interest due to a higher balance drawn on the XM credit facility compared to the same period in the prior year. During the quarter ended May 31, 2011, a commitment fee of $0.6 million was paid to the note holders and this expense is included in interest expense.

•
Year-to-date: On a year-to-date basis, interest expense increased by $0.7 million to $15.5 million from $14.8 million for 2011 and 2010, respectively. The increase in interest expense is due primarily to the higher balance drawn on the XM credit facility compared to the same period in the prior year offset by lower deferred financing charges in 2011 compared to 2010.

 Interest Income: Interest income includes income from our cash balances and restricted investments.

•	Third quarter: Interest income was less than $0.1 million in the third quarters of 2011 and 2010.

•	Year-to-date: On a year-to-date basis, interest income was less than $0.1 million for 2011 and 2010.

Foreign Exchange Gains (Losses): Includes losses or gains associated with the Company’s Senior notes and some cash balances, which are denominated in US dollars.

•
Third quarter: The Company recognized a foreign exchange gain of less than $0.1 million in the third quarter of 2011 compared to a gain of $1.0 million in the third quarter of 2010 as the Canadian dollar appreciation relative to the US dollar was more pronounced in the third quarter of 2011 versus the same period prior year.

•
Year-to-date: The Company recognized a foreign exchange gain of $7.5 million in 2011 and a gain of $4.4 million in 2010. The foreign exchange gain in year 2011 as the Canadian dollar appreciation relative to the US dollar was more pronounced in the nine months of 2011 versus the same period prior year.

Liquidity and Capital Resources

Change in Cash and Cash Equivalents and Restricted Investments

Change in cash and cash equivalents

($ in millions)

As at May 31, 2011, the Company had total cash and cash equivalents of $0.8 million and investments secured for a letter of credit of $3.4 million totaling $4.3 million. Cash and cash equivalents decreased by $1.8 million during the third quarter of 2011 compared to the second quarter of 2011. This decrease is due primarily to the payment of approximately $2.5 million of accounts payable and accrued liabilities offset by $0.8 million of cash generated through the sale of multiyear subscriptions during the quarter. Cash and cash equivalents decreased by $5.3 million in the third quarter of 2011 compared to the third quarter of 2010 while accounts payable and accrued liabilities increased by $6.6 million during the corresponding period. Included in the $6.6 million increase in accounts payable and accrued liabilities is $5.0 million of merger costs. The decrease in cash and cash equivalents is due to payments made in the intervening period for cash interest expenses and other corporate expenses.

At May 31, 2011, the Company had financial assets of $6.8 million comprised of cash, cash equivalents, restricted investments and accounts receivables. Of the $6.8 million, $3.4 million relates to a restricted investment which supports a letter of credit provided to the Company’s credit card processor and is not available to the Company while it continues to use the credit card processor. As at May 31, 2011, the Company’s current financial liabilities to be settled in unrestricted cash or financial assets are $32.0 million (August 2010 - $25.7 million) and the current unrestricted financial assets are $3.3 million (August 2010 - $8.7 million).  Accounts receivable of $2.5 million is composed primarily of receivables from customers or subscriber receivables and receivables from our partners or nonsubscriber receivables. During the normal course of business the Company continually reviews its subscriber receivables.  Throughout the year, accounts payable and accrued liabilities may fluctuate as the Company effectively manages its working capital. Accounts payable and accrued liabilities increased by $6.6 million from $22.2 million as at May 31, 2010 to $28.8 million as at May 31, 2011. The increase is due primarily to amounts owing to automotive suppliers (including increased interest on amounts due to GMCL that have been deferred), to the NHL and to entities that support Canadian talent development as well as costs accrued in respect of the proposed merger. It is expected that the proposed refinancing and cash generated by the combined entity will provide cash flow to meet our obligations.

During the quarter ended May 31, 2011 the Company used cash in operating activities of $1.1 million compared to providing cash of $1.9 million for the three months ended May 31, 2010.  The Company used cash in operating activities of $1.1 million for the quarter ended May 31, 2011 (2010 - provided cash of $1.9 million) including continued use of the XM Credit Facility and managing working capital. The Company used cash of $0.1 million for investing activities for the quarter ended May 31, 2011 (2010 used cash of $0.5 million) including $0.7 million for the purchase of property and equipment and for payment of activation fees to Sirius XM offset by $0.6 million reduction in the letter of credit.

Now that the merger with Sirius Canada, including refinancing has been consummated, the Company believes it is in a stronger financial position to satisfy its financial obligations going forward Post-merger. The Company believes that positive cash flow will be attained shortly following the close of the transaction on a consistent basis. Positive cash flow is defined as the point at which revenues and working capital sources will fund operating expenses, working capital requirements, interest and principal payments and capital expenditures.  The Company makes the assessment based on the following:

•	The combined operations of Canadian Satellite Radio Inc. (XM Canada) and Sirius Canada.

•	The Company’s capital expenditure requirements in the next few years are not significant; however, we are required to make payments for intangible assets which are included in investing activities.

•	The Company’s current debt maturities are 2014 and beyond, which obviates the need to roll over or refinance existing debt in the near term.

•	Growth in revenue as the number of Self-Paying Subscribers and ARPU increases;

•	A reduction in CPGA on an annualized basis;

•	Contractual obligations;

•	Achievement of $20 million in synergies annually within 18 months as a result of the transaction; and

•	Sale of multi-year plans.

The Company’s projections of future cash flows are prepared using assumptions that reflect management’s planned courses of action and its best estimate of future economic conditions. The key assumptions used in management’s models include the number of estimated new subscribers which reflects forecasted growth in automobile sales and the extent of penetration in that market; the number of customers expected to cancel existing subscriptions; the volume of multi-year advance subscriptions estimated to be entered into, and estimated price increases. Since these projections are based on assumptions about future events, actual cash flow will vary from the Company’s projections and such variations may be material.

In addition to the risks related to the current economic conditions described herein, the following are the key risks that the Company monitors, which materially impact operating results and/or liquidity:

Continuing interest payments:  As a result of the refinancing the Company will have a lower effective interest rate going forward.   Periodic debt cash interest payments based on refinancing will be approximately $14.3 million per year.

Dependency on Sirius XM Radio Inc. (SXM or XM):  The Company’s operations depend on SXM’s programming content, satellite network and underlying technology, as well as SXM’s operational and marketing efficiency. As a result of this dependency, should SXM’s business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, the Company’s business may suffer as well.

Operating Activities: Operating activities primarily consist of net loss adjusted for certain non-cash items including amortization, stock-based compensation, unrealized foreign exchange gains and losses and the effect of changes in non-cash working capital.

•
During the quarter, cash used in operating activities was $1.1 million, consisting of a net loss of $15.3 million adjusted for net non-cash expenses and gains of $8.7 million and a $5.5 million change in working capital.

Investing Activities: Investing activities consists primarily of capital expenditures, purchases of intangible assets relating to computer software and SXM activation fees and activity in the Company’s restricted investment accounts.

•
During the quarter, cash used in investing activities was $0.1 million of which $0.7 million was for the payment of intangible assets and purchase of property and equipment offset by $0.6 million reduction in the letter of credit.

Financing Activities: There were no financing activities during the period.

Contractual Commitments
The Company has entered into a number of leases and other contractual commitments.  The following table summarizes its outstanding contractual commitments as of May 31, 2011 (in $000’s):

Contracts and Commitments
(in thousands)	Total (1)	Less than 1 yr	1-3 yrs	4-5 yrs	More than 5 yrs

NHL Agreement	39,725	9,202	20,304	10,219
Principal on 12.75% senior notes	67,562		67,562
Interest on 12.75% senior notes	25,844	8,614	17,230	0
Principal on US$ Promissory Notes	2,758			2,758
Interest on US$ Promissory Notes	1,510	186	662	662
Principal on US$ Promissory Notes II	2,049			2,049
Interest on US$ Promissory Notes II	2,608	0	0	2,608
Principal on 8.0% convertible notes	20,000			20,000
Interest on 8.0% convertible notes	5,933	1,600	3,200	1,133
Operating Leases	2,084	663	956	455	10
Marketing & Advertising	14,344	2,472	3,990	3,377	4,505
IT	11,248	2,685	7,288	1,275
Other	563	250	313	0

Total	196,228	25,672	121,505	44,536	4,515

Notes:

(1)The specific amounts payable under the following arrangements have not been included in the table above because the amounts are contingent on the Company’s revenue and/or subscriber projections, which themselves are subject to various economic assumptions: i) In connection with our broadcasting license, amended February 10, 2006, we are required to contribute to, or make payments based on a minimum of 5% of revenues over the six year license term towards Canadian talent development. ii) In addition, pursuant to a decision rendered by the Copyright Board of Canada, the Company is required to make certain music programming royalty payments. The Copyright Board’s decision clarifies the Company’s liability for outstanding royalties for satellite radio services and improves the Company’s ability to forecast these costs going forward.

 (2) In January 2009, the Company and Corus Entertainment Inc. (Corus) completed an agreement for the Company to purchase advertising over a five year term. The Company had an existing agreement with Corus that ended in December 2008. Under the new agreement, the Company will purchase $8.2 million of advertising over a five year term for cash payments and shares issued by the Company. As at May 31, 2011, $3.9 million of the advertising commitment remains outstanding.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Arrangements, Relationships and Transactions with Related Parties

For the quarter ended May 31, 2011, the Company had the following transactions with related parties, which were in the normal course of operations.

The Company is party to a license agreement and a technical services agreement with Sirius XM Radio Inc. (SXM or XM), as successor to XM Satellite Radio Inc. entered into in fiscal 2006. During the three and nine months ended May 31, 2011, the Company incurred $2,743,349 and $8,151,868 (2010 - $2,575,986 and $7,478,966) in expenses related to the License Agreement. The Company incurred expenses of $87,286 and $277,006 (2010 - $119,529 and $372,193) for the three and nine months ended May 31, 2011 respectively, related to technical services.

During the three and nine months ended May 31, 2011, the Company also incurred $2,000 and $7,000 (2010 - $56,457 and $160,670) related to the reimbursement of call centre and other charges paid on CSR’s behalf by XM.

The following amount, included in accounts payable, is due to XM in respect of fees under the License Agreement related to subscriber revenues and activation charges, fees under the Technical Services Agreement, and the reimbursement of call centre and other charges paid on CSR’s behalf.

(in $ millions)	May 31, 2011	August 31, 2010
Accounts Payable to XM	$1.4	$1.3
Amounts able to settle through XM Credit facility	$0.8	$0.7

During the three and nine months ended May 31, 2011, the Company incurred $1,547 and $28,528 (2010 - $11,290 and $35,990) of expenses related to the reimbursement of operating and travel expenses from a company controlled by the Executive Chairman of the Company.

During the three and nine months ended May 31, 2011, the Company received field marketing services from Vision Group of Companies (Vision) valued at approximately $7,981 and $32,981 (2010 - $nil and $146,948). The principal of Vision is related to the Executive Chairman of the Company. As at May 31, 2011, $nil (August 31, 2010 - $nil) was included in accounts payable and accrued liabilities.

During the three and nine months ended May 31, 2011, the Company made use of a broadcast centre within the Wayne Gretzky’s Restaurant under an agreement with Long Playing LP (LPLP) valued at $3,879 and $7,721 (2010 - $7,140 and $7,140) The principal of LPLP is related to the Executive Chairman of the Company. As at May 31, 2011, $3,842 (2010 - $nil) was included in accounts payable and accrued liabilities.

During the three and nine months ended May 31, 2011, the Company incurred costs, for the management of call center operations, on behalf of Mobilicity in the amount of $37,001 and $118,063 (2010 - $36,530 and $147,296) for which the Company was reimbursed. There is $nil of accounts receivable owed from Mobilicity as of May 31, 2011 (August 31, 2010 - $5,855). The Company’s Executive Chairman is the Chairman and controlling shareholder of Mobilicity.

During the three and nine months ended May 31, 2011, the Company paid a guarantee fee, under an agreement between the Company and the National Hockey League, to the Executive Chairman in the amount of $5,978 and $30,392 (2010 - $nil and $nil). As at May 31, 2011, $2,016 (August 31, 2010 - $4,139) was included in accounts payable and accrued liabilities.

The Company has executed engagement letters with Canaccord Genuity to provide financial advisory services to the Board of Directors in respect of the proposed merger and refinancing transaction. Under the engagement letters, the Company expects to pay approximately $2.0 million to Canaccord Genuity upon successful completion of both transactions. The Company also expects to pay approximately $0.5 million for a fairness opinion. Philip Evershed, one of the Company’s directors, is the principal of Canaccord Genuity.

Prior to the closing of the merger transaction, SXM had a 21.5% equity interest in the Company and subsequently has 38.0% equity interest in the combined entity.

The related party transactions described above have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  We believe that the accounting estimates used to assess the carrying value of intangibles and long-lived assets, as well as estimates related to stock-based compensation, revenue recognition, and asset retirement obligations are critical accounting estimates.

Intangibles and Long-Lived Assets

The Company reviews the carrying value of its amortizable intangible assets and capital assets whenever events and circumstances indicate that the carrying value of a long-lived asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Factors that could indicate that an impairment may exist include significant underperformance relative to historical or projected future operating results, significant negative industry or economic trends, or a change in the strategy for the Company’s overall business. In some circumstances, these events are clear, however, in other cases a series of insignificant events occur over a period of time and can indicate that an asset may be impaired. We routinely monitor the Company’s business, the markets it serves and the economic environment. During the current period there were no factors indicating that an impairment test was required.

If an event occurs that indicates impairment to the Company’s intangible assets and property and equipment may have occurred, an estimate is made of the undiscounted future cash flows, excluding finance charges. For the purposes of the test the cash flows estimates are prepared at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities, which is referred to as the asset group. As the Company operates a single business with an integrated cost structure, it has one asset group.

In determining the estimate of cash flows there is inherent uncertainty in certain estimates and actual results may differ materially from the Company’s estimates. The key assumptions which impact the Company’s estimated future cash flows include subscriber growth rates, loss of existing subscribers, average monthly subscription revenue per user (ARPU), subscriber acquisition costs and operating and marketing expenses. The period for which cash flows are estimated of 10 years is based on the useful life of the primary assets in the group, which are the XM distribution agreement and the General Motors of Canada Limited (GMCL) automotive distribution agreement.

The results of the Company’s most recent test indicated the undiscounted cash flows exceeded the carrying value of the asset group by $168.6 million. The Company’s market capitalization exceeds its book value, which supports the Company’s position that its intangible assets are not impaired.

In the future, should events cause the Company’s estimate of future cash flows to decrease below the carrying value of the asset group, an impairment loss equal to the difference between the fair value and the carrying value of the asset group would be recognized and the carrying value of the assets would be decreased accordingly. Fair value is the amount at which an item can be bought or sold in a transaction between willing parties, and would be estimated by calculating the net present value of the expected future cash flows from these assets.

Stock-based Compensation

The estimated fair value of stock awards granted to employees as of the date of grant is recognized as compensation expense over the period in which the related employee services are rendered. For stock options granted to non-employees, the estimated fair value of stock awards granted to non-employees is recognized as expense over the period in which the related goods or services are rendered.   The determination of the fair value of stock awards includes the use of option pricing models and the use of the following estimates:  expected volatility, expected option life and expected interest rates.

Revenue Recognition

Revenue from subscribers consists of our monthly subscription fee (including the music royalty fee), which is recognized as the service is provided, and a non-refundable activation fee that is recognized on a pro-rata basis over an estimated term of the subscriber relationship (currently 40 months), which is based upon management’s analysis of historical churn rates. We continually review this estimate. If the actual term of our subscriber relationships is significantly greater than our current estimate of 40 months, the period over which we recognize the non-refundable activation fee will be extended to reflect the actual term of our subscriber relationships.  Sales incentives, consisting of discounts and rebates to subscribers, offset earned revenue.

Disclosure Controls and Procedures

Management has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to it by others.  As at May 31, 2011, the Chief Executive Officer and the Chief Financial Officer, with participation of the Company’s management, have concluded that the design and operation of the Company’s disclosure controls and procedures were effective to provide that information required to be disclosed by the Company in reports that it files or submits under the United States Securities Exchange Act of 1934 and applicable Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Due to the inherent limitations in control systems and procedures, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls

During the three months ended May 31, 2011, there were no changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Recent Accounting Pronouncements and Changes

On January 20, 2009, the CICA Emerging Issues Committee of the Canadian Accounting Standards Board (“AcSB”) issued EIC Abstract 173, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. The new standard is effective for the Company beginning January 1, 2009 and is required to be applied retrospectively, without restatement of prior years to all financial assets and financial liabilities measured at fair value. The adoption of this standard did not have a significant impact on the Company’s results of operations, financial position or disclosures.

In February 2008, the CICA has the issued Handbook Section 3064 “Goodwill and Intangible Assets”, which replaces the existing Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” This pronouncement introduces changes to the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, "Intangible Assets."  The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  The standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and was adopted by the Company effective September 1, 2009 on a retroactive basis with restatement of prior periods.

In October of 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with Handbook Sections 1601, Consolidated Financial Statements (“CICA 1601”), and 1602, Non-controlling Interests (“CICA 1602”). CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on September 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. The Company has decided to early adopt these standards effective September 1, 2010. The adoption did not have an impact on these interim financial statements however future business combinations will be accounted for under CICA 1582 which is different in many respects from CICA 1581.

Future Accounting Pronouncements

In December 2009, the CICA Emerging Issues Committee issued Abstract 175, “Multiple Deliverable Revenue Arrangements”. The Abstract requires a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. The new requirements are effective for fiscal years beginning on or after January 1, 2011 with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard.

In April 2009, the CICA amended Section 3855, “Financial Instruments - Recognition and Measurement” (“Section 3855”), adding and amending paragraphs regarding the application of the effective interest method to previously impaired financial assets and embedded prepayment options. The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”), for interim and annual reporting purposes, beginning on or after January 1, 2011. The Company will be required to begin reporting under IFRS for the first quarter of fiscal 2012, with a Transition Date of September 1, 2011.  As part of the transition to IFRS, the Company will be required to prepare an opening balance sheet at September 1, 2010 and to quantify the effects of convergence with IFRS commencing at that date in order to provide information that conforms to IFRS for comparative periods presented.

The Company began planning the transition from Canadian GAAP to IFRS during the year ending August 31, 2009 with an initial assessment of differences between current Canadian GAAP and IFRS. This initial stage included a high level diagnostic to classify the impact of individual IFRS items on the Company’s consolidated financial statements as high, moderate or low. This initial stage also included implementing an IFRS project, training of the senior finance team and discussions with the Company’s external auditors and advisors.

The second phase of the transition to IFRS is currently underway; however, due to the merger with Sirius Canada Inc., an assessment of Sirius’ accounting policies will have to be made to conform their accounting to IFRS as Sirius is likely to be the accounting acquirer under IFRS 3.  The second phase includes the detailed assessment and design phase with a project team including senior executives, representatives from various areas within the organization and external advisors as necessary. Management has completed a project plan for the IFRS transition project and has agreed roles and responsibilities with all parties.  As part of the project plan, management has identified key training needs for the finance team, executive team, audit committee and board of directors.  Training for the finance and executive teams is ongoing.

The project plan is being updated on an ongoing basis to ensure that all requirements of the design and implementation phases will be met by the transition date. These phases will often be in process simultaneously as they are applied to individual IFRSs.  For example, as component evaluations are prepared for significant financial statement items (as part of the assessment phase), updated notes to the financial statement under IFRS will be drafted. Comprehensive analysis of the impact of key IFRS differences identified in the initial assessment phase is currently underway.  In order to conclude on accounting policy decisions under IFRS, Management is in the process of completing component evaluations for various financial statement items that will be impacted by the transition.  A component evaluation for revenue has been drafted and is under review. Once component evaluations have been prepared for all significant financial statement areas, the proposed accounting policies under IFRS and transitional exemptions (as outlined below) will be approved.

On completion of this phase, the implementation phase will begin. This phase will involve completing the balance sheet at September 1, 2010, as well as a draft shell of annual and interim IFRS consolidated financial statements. A draft shell of the annual IFRS consolidated financial statements has been completed and is under review by management.

First time adoption of IFRSs will require the application of IFRS 1 First-time Adoption of International Financial Reporting Standards that stipulates the requirements for an entity that is preparing IFRS compliant financial statements for the first time. IFRS 1 requires retrospective application of each IFRS with some mandatory exceptions and some optional exemptions. On adoption of IFRS, the exemptions being considered by the Company that could result in material impacts are as follows:

•	Property, Plant and Equipment (“PP&E”) - IFRS 1 allows the option to fair value items in PP&E at the Transition Date and to use that fair value as deemed cost at that date.

The following table summarizes key areas for which changes in accounting policies are expected and which may impact the Company’s consolidated financial statements. The table includes a list of changes which may result from the transition to IFRS; however, it should not be considered a complete list. The International Accounting Standards Board (IASB) has significant ongoing projects which may affect the differences between Canadian GAAP and IFRS. As a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all IFRS applicable at the conversion date are known. Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected in the following key areas:

Key accounting area	Differences from Canadian GAAP and potential impact
Presentation of financial statements (IAS 1)
•    Additional disclosure in the notes to the financial statements.

•    Expenses in the Statement of Operations and Deficit may be grouped according to nature or function, with specific line items and note disclosure required

Property and equipment (IAS 16)	Componentization of significant capital assets with separate depreciation over different useful life
Intangible assets (IAS 38) Borrowing costs (IAS 23)	Choice between use of cost or revaluation model. For internally developed software, borrowing costs will be capitalized as part of the development costs.
Financial instruments (IAS 32 and 39)
Compound debt instruments which are bifurcated under Canadian GAAP into debt and equity may be debt under IFRS.

Embedded derivatives which are not required to be bifurcated under Canadian GAAP into debt and equity may be required to be bifurcated under IFRS, and vice versa.

Impairment of assets (IAS 36)
Grouping assets on basis of independent cash inflows for impairment testing using a discounted cash flow method. An assessment for indicators is required each reporting period. Impairment losses may be reversed if circumstances subsequently change.

Provisions, Contingent Liabilities and Contingent Assets (IAS 37)
Addresses recognition and measurement requirements for non-financial guarantees, as well as disclosure and addresses subsequent measurement more extensively than Section 3290.

IFRS requires that an entity record a provision when the following conditions are met: (a) if the Corporation has a present obligation (legal or constructive) as a result of a past event; (b) it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle an obligation; and (c) a reliable estimate can be made of the amount of the obligation.

The table above should not be seen as exhaustive and is subject to change following the completion of the second phase of the transition. At this time, the comprehensive impact of the transition to IFRS on the Company’s financial position and results of operations is not yet determinable.

The Company continues to monitor and assess the impact of changing differences between Canadian GAAP and IFRS as new accounting standards continue to be issued during the transition phase.

Certain Risk Factors

The risk factors below are selected and have been updated from the risks itemized in our Form 20-F for the fiscal year ended August 31, 2010. Readers are advised to review these risk factors for a detailed discussion of the risks and uncertainties affecting the Company’s business.

Foreign currency risk

The Company is exposed to fluctuations of the Canadian dollar in relation to the US dollar due to its current liabilities in respect of the NHL, which are denominated in US dollars. Management has not engaged in mitigating this risk through formal hedging strategies.

The Company’s cumulative expenditures and losses have been significant

The Company has expended and will continue to expend significant funds for marketing, developing its subscriber management systems, maintaining and enhancing its terrestrial repeater network, programming and distribution contracts, royalty fees and the maintenance of its broadcast and office facilities. In addition, cumulative losses may continue, as the Company incurs expenses to grow its subscriber base. If the Company is ultimately unable to generate sufficient revenues to become profitable and have positive cash flow, investors in the Company could lose their investment.

 Economic conditions may adversely affect the Company’s financial results and financial position

The Company’s business plans contain assumptions predicated on an economy that is expected to improve as it pertains to vehicle sales. However there are no assurances that our assumptions will materialize. The Company’s ability to continue to generate solid revenue growth and year-over-year improvement in financial results may be negatively affected should Canadian demand for automobiles equipped with the satellite receiver decline in a significant manner.

The Company relies on its relationship with SXM for the provision of satellite radio service

The Company has an agreement with SXM to provide satellite digital audio radio services, or SDARS, in Canada. Its success as a business depends on SXM’s cooperation and its programming content, satellite network and underlying technology, as well as SXM’s operational and marketing efficacy, competitiveness, finances, regulatory status and overall success in the U.S. Because of the Company’s dependency on SXM, should SXM’s business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, its business may suffer as well. Furthermore, a breach of its agreement with SXM or a failure by SXM to perform its part of the agreement would have detrimental financial consequences to the Company’s business. The agreement with SXM, which became effective November 17, 2005, is for an initial term of ten years and the Company has a right to extend this exclusive agreement for an additional five years. The Company may, at its option to be exercised at least one year prior to the termination of the initial term, extend the License Agreement for a further five years, provided that: (i) Canadian Satellite Radio Inc.’s broadcasting license from the CRTC has been renewed at the end of the current CRTC license term without any adverse modification, and (ii) the Company is not at such time in breach of any provision of the License Agreement and have not failed to cure any breach of a provision of the License Agreement in accordance with its term.

Demand for our service may be insufficient for us to become profitable

We cannot estimate with any certainty whether consumer demand for our service will be sufficient for us to continue to increase the number of subscribers at projected rates or the degree to which we will meet that demand. Among other things, continuing and increased consumer acceptance of our satellite radio service in Canada will depend upon:

•	the willingness of consumers, on a mass-market basis, to pay subscription fees to obtain satellite radio service;

•	the marketing and pricing strategies that the Company employs and that are employed by its competitors; and

•	consumer adoption of competing technologies.

If demand for the Company’s service does not continue to increase as expected, it may not be able to generate enough revenues to generate positive cash flow or become profitable.

Outstanding Share Data and Other Information

The Company is authorized to issue an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Voting Shares and an unlimited number of Class C non-voting shares.  As at July 13, 2011, there were 49,662,135 fully paid and non-assessable Class A Subordinate Voting Shares and 219,536,535 fully paid and non-assessable Class B Voting Shares outstanding.  There are currently no Class C non-voting shares outstanding.  A total of 1,659,292 stock options are outstanding under the Company’s stock option plan.  Additional information concerning the Company, including our Form 20-F for the fiscal year ended August 31, 2010, is available on SEDAR at www.sedar.com.